United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale's AGM 04/30/2021 Synthetic Map of the remote voting procedure Vale S.A. (“Vale” or “Company”), announces that, pursuant to CVM Instruction No. 481/09, it discloses the partial voting map related to the consolidation of the remote voting of shareholders for each item contained in the voting distance ballot, including the matters submitted to the deliberation of the Ordinary and Extraordinary General Meetings to be held, cumulatively, on April 30, 2021. The information on the consolidated summary map can be found in the attached spreadsheet, with votes of 952,973,951 shares for the Annual General Meeting and 1,006,642,801 shares for the Extraordinary General Meeting, representing approximately 18% and 19% of Vale's shares, respectively. The Company clarifies that the map presented today does not include the votes of ADR holders, who are represented in person by Citibank, as the depositary bank. Rio de Janeiro, April 29th, 2021 Luciano Siani Pires Executive Officer for Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from- home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Vale's AGM 04/30/2021 Synthetic Map of the remote voting procedure

Resolution	Vote	Qtty. Shares
1. Appreciation of the Report from Administration and accounts, and examination, discussion and voting of the financial statements, for the fiscal year ended on December 31, 2020.	**Approve**	**696,603,419**
	Reject	**-**
	Abstain	**256,370,532**
2. Resolve on the allocation of the results for the fiscal year ended on December 31, 2020, under the terms of the Proposal for Allocation of Results.	**Approve**	**910,505,269**
	Reject	**8,948,071**
	Abstain	**33,520,611**
3. Define the number of members of the Board of Directors, as proposed by management, in 13 members and 1 alternate member.	**Approve**	**911,452,143**
	Reject	**12,351,579**
	Abstain	**29,170,229**
4. Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6.404, of December 15, 1976, as amended ("Law No. 6.404/1976")?	**Yes**	**105,537,718**
	No	**92,855,370**
	Abstain	**754,580,863**
5. Election of the board of directors by candidate		
5.1. José Luciano Duarte Penido (independent / independente)	Approve	825,995,932
	Reject	6,219,260
	Abstain	120,758,759
5.2. Fernando Jorge Buso Gomes	Approve	653,363,050
	Reject	16,581,597
	Abstain	283,029,304
5.3. Clinton James Dines (independent / independente)	Approve	835,489,765
	Reject	6,078,891
	Abstain	111,405,295
5.4. Eduardo de Oliveira Rodrigues Filho	Approve	821,352,557
	Reject	9,520,391
	Abstain	122,101,003
5.5. Elaine Dorward-King (independent / independente)	Approve	805,100,845
	Reject	16,160,406
	Abstain	131,712,700
5.6. José Maurício Pereira Coelho	Approve	600,912,850
	Reject	16,465,897
	Abstain	335,595,204
5.7. Ken Yasuhara	Approve	283,980,630
	Reject	7,377,971
	Abstain	661,615,350
5.8. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira) (independent / independente)	Approve	887,760,998
	Reject	6,078,891
	Abstain	59,134,062
5.9. Maria Fernanda dos Santos Teixeira (independent / independente)	Approve	827,372,043
	Reject	6,024,102
	Abstain	119,577,806
5.10. Murilo Cesar Lemos dos Santos Passos (independent / independente)	Approve	795,941,028
	Reject	5,828,289
	Abstain	151,204,634
5.11. Roger Allan Downey (independent / independente)	Approve	808,530,424
	Reject	5,828,289
	Abstain	138,615,238
5.12. Sandra Maria Guerra de Azevedo (independent / independente)	Approve	826,807,234
	Reject	5,828,289
	Approve	120,338,428
5.13. Marcelo Gasparino da Silva (independent / independente)	Approve	193,634,086
	Reject	243,900
	Abstain	759,095,965
5.14. Mauro Gentile Rodrigues Cunha (independent / independente)	Approve	235,915,033
	Reject	230,000
	Abstain	716,828,918
5.15. Roberto da Cunha Castello Branco (independent / independente)	Approve	211,907,923
	Reject	230,100
	Abstain	740,835,928
5.16. Rachel de Oliveira Maia (independent / independente)	Approve	575,285,259
	Reject	480,602
	Abstain	377,208,090

Vale's AGM 04/30/2021 Synthetic Map of the remote voting procedure

Resolution	Vote	Qtty. Shares
6. . Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen?	Yes	827,130,262
	No	31,330,004
	Abstain	94,513,685
7. Visualization of all candidates to indicate the% (percentage) of votes to be attributed		
7.1. José Luciano Duarte Penido (independent / independente)		65,774,946
7.2. Fernando Jorge Buso Gomes		51,787,874
7.3. Clinton James Dines (independent / independente)		66,193,438
7.4. Eduardo de Oliveira Rodrigues Filho		62,500,920
7.5. Elaine Dorward-King (independent / independente)		64,999,553
7.6. José Maurício Pereira Coelho		44,348,310
7.7. Ken Yasuhara		20,679,942
7.8. Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira)		80,309,362
7.9. Maria Fernanda dos Santos Teixeira (independent / independente)		65,001,613
7.10. Murilo Cesar Lemos dos Santos Passos (independent / independente)		60,622,263
7.11. Roger Allan Downey (independent / independente)		64,919,651
7.12. Sandra Maria Guerra de Azevedo (independent / independente)		63,414,333
7.13. Marcelo Gasparino da Silva (independent / independente)		28,300,477
7.14. Mauro Gentile Rodrigues Cunha (independent / independente)		29,702,363
7.15. Roberto da Cunha Castello Branco (independent / independente)		38,032,954
7.16. Rachel de Oliveira Maia (independent / independente)		51,587,268
8. Elect Mr José Luciano Duarte Penido (independent) as Chairman of the Board of Directors if he is elected member of the Board of Directors	Approve	826,294,638
	Reject	33,333,385
	Abstain	93,345,928
9. Elect Mr. Roberto da Cunha Castello Branco (independent) as Chairman of the Board of Directors, if elected as a member of the Board of Directors	Approve	89,753,880
	Reject	51,736,304
	Abstain	811,483,767
10. Elect Mr. Fernando Jorge Buso Gomes as Vice-Chairman of the Board of Directors, if elected member of the Board of Directors.	Approve	667,843,111
	Reject	35,701,438
	Abstain	249,429,402
11. Elect Mr. Mauro Gentile Rodrigues Cunha as Vice-Chairman of the Board of Directors, if elected as a member of the Board of Directors.	Approve	235,054,610
	Reject	16,857,356
	Abstain	701,061,985
12. Election of the fiscal council by candidate		
12.1. Cristina Fontes Doherty (efetivo) / Nelson de Menezes Filho (suplente)	Approve	875,416,421
	Reject	10,371,034
	Abstain	67,186,496
12.2. Marcus Vinícius Dias Severini (efetivo) / Vera Elias (suplente)	Approve	850,495,779
	Reject	10,120,432
	Abstain	92,357,740
12.3. Marcelo Moraes (efetivo)	Approve	811,736,817
	Reject	30,602,371
	Abstain	110,634,763
12.4. Raphael Manhães Martins (efetivo) / Adriana de Andrade Solé (suplente)	Approve	893,072,103
	Reject	1,688,300
	Abstain	58,213,548
13. Establishment of the compensation for the administrators and the members of the Fiscal Council for the year 2021, under the terms of the Management Proposal	Approve	443,607,274
	Reject	467,805,883
	Abstain	41,560,794

Resolution Vote Qnty. Shares Approve 939,139,388 Reject 38,047,071 Abstain 29,456,342 Approve 996,146,899 Reject Abstain 10,495,902 Approve 980,366,384 Reject Abstain 26,276,417 Approve 996,105,019 Reject Abstain 10,537,782 Approve 996,105,119 Reject Abstain 10,537,682 Approve 996,146,899 Reject Abstain 10,495,902 Approve 980,366,384 Reject Abstain 26,276,417 Approve 995,854,417 Reject Abstain 10,788,384 Approve 996,146,899 Reject Abstain 10,495,902 6. Pursuant to articles 224 and 225 of Law 6,404 / 76, approve the Protocol and Justification for the Partial Spin-Off of Minerações Brasileiras Reunidas S.A. - MBR, followed by the incorporation of the spun-off portion by Vale 7. Ratify the appointment of Macso, a specialized company, hired to assess the net assets to be spun off, formed by certain MBR assets and liabilities (“MBR Spun-off Collection”) for incorporation by Vale. 8. Approve the Appraisal Report, prepared by Macso. 9. Approve the incorporation, without capital increase and without the issuance of new shares, of the MBR Spun-off Collection by Vale Vale's EGM 04/30/2021 Synthetic Map of the remote voting procedure 1. Approve the Companys Share-Based Compensation Plan. 2. Pursuant to articles 224 and 225 of Law 6,404 / 76, approve the Protocols and Justifications for the Incorporation of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”) by Vale. 3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), a specialized company contracted to assess CPFL and Valesul. 4. Approve the Appraisal Reports, prepared by Macso. 5. Approve the incorporations, without capital increase and without the issuance of new shares, of CPFL and Valesul by Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: April 29, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations